SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Automated Trading Desk Financial Services, LLC (Filed as Confidential Information)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant	S.C.	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba — 212-816-1117
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name*)

90 South Seventh Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

14046833

* 3/12/14
KW

3/24/14

Affirmation

I, Christopher Permenter, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Automated Trading Desk Financial Services, LLC (the Company) for the year ended December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

(S.E.C. I.D. No. 8-52261)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm)

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Table of Contents

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17(a)-5(e)(3).

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Automated Trading Desk Financial Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Financial Services, LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Automated Trading Desk Financial Services, LLC as of December 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 26, 2014

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	13,254,718
Due from affiliated clearing broker		71,796,840
Due from broker		14,968,362
Financial instruments owned, held at clearing broker – at fair value		77,107,812
Due from affiliates		1,528,278
Accounts receivable		437,315
Deferred tax asset		33,386
Other assets		1,340,928
Total assets	$	180,467,639
Liabilities and Member's Equity		
Liabilities:		
Financial instruments sold, not yet purchased – at fair value	$	61,316,752
Due to Parent and affiliates		5,385,383
Due to broker		425,883
Accounts payable and accrued expenses		3,685,263
Total liabilities		70,813,281
Commitments and contingencies (note 7)		
Member's equity		109,654,358
Total liabilities and member's equity	$	180,467,639

See accompanying notes to financial statements.

(1) Organization, Nature of Operations, and Significant Accounting Policies

Automated Trading Desk Financial Services, LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the NASDAQ Exchange (NASDAQ), NYSE/Arca (NYSE), the NYSE AMEX Options Exchange (AMEX), the CBOE Exchange (CBOE), the Nasdaq BX Exchange (BX), the BATS Exchange (BATS), the NASDAQ Options Market (NOM), Direct Edge Exchanges (EDGA and EDGX), International Securities Exchanges (ISE and Gemini), Miami International Option Exchange (MIAX) and the Philadelphia Stock Exchange (PHLX).

The Company was organized on September 1, 1999, and is a wholly owned subsidiary of Automated Trading Desk, LLC (the Parent, or the Member) which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding, Inc. (CGMHI) which is a wholly owned subsidiary of Citigroup, Inc. (Citigroup).

(a) Nature of Operations

The Company's primary business is executing retail order flow for broker-dealer clients on a principal or riskless principal basis and providing equity execution services for institutional clients. The Company is a market maker in both over-the-counter and listed equities, and attempts to provide price improvement on internalized orders.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

(c) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. The Company uses quoted market prices to determine the fair value of trading positions. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

(d) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

(e) Trading Rebates and Access Fees

The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from electronic communication networks (ECN), NASDAQ, and other broker-dealers. In the statement of financial condition, trading rebates are netted against the

access fees by counterparty and are included in accounts receivable or accounts payable, as appropriate.

(f) Regulatory Transaction Fees

The Company pays regulatory transaction fees for executing certain riskless principal securities transactions on behalf of its clients. The Company passes through these fees to its clients for reimbursement. The Company writes off any receivables aged over 120 days as uncollectible.

(2) Fair Value of Financial Instruments

The accounting literature defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.
- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following is a summary of the inputs used as of December 31, 2013 in valuing the Company's investments at fair value:

	Level 1	Level 2	Level 3
Financial instruments owned, held at clearing broker	$ 77,107,812	—	—
Financial instruments sold, not yet purchased	61,316,752	—	—

Substantially all of the Company's remaining financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value due to their short-term nature. There were no transfers between Level 1, Level 2 and Level 3 investments during the year.

(3) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in the Citigroup consolidated federal tax return. During 2013, the tax sharing agreement with CGMHI was terminated and the Company became party to the tax sharing agreement with Citigroup Inc. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, state, and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under the tax sharing agreement with Citigroup,

(Continued)

the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. Federal income tax return of Citigroup and the combined New York State and City Article 9A return of Citigroup Global Markets Holdings Inc. and combined subs and Citigroup Inc.

The components of the net deferred tax asset at December 31, 2013 are as follows:

Deferred tax assets:		
Internally developed software	$	41,166
Total deferred tax assets		41,166
Deferred tax liabilities:		
Prepaid expenses		(7,780)
Total deferred tax liabilities		(7,780)
Net deferred tax asset	$	33,386

The Company has no valuation allowance on deferred tax assets at December 31, 2013. Although realization is not assumed, the Company believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carry forward from expiring.

The Company maintains no tax reserves for uncertain tax positions under FASB ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2009
New York	2006

(4) Related Party Transactions

(a) Affiliated Clearing Broker

The Company clears all principal and broker-dealer client transactions through its clearing broker on a fully disclosed basis. The amount due from clearing broker relates primarily to principal trading activity.

(b) Cash

Cash at December 31, 2013 included $876,416 held at Citibank, N.A., an affiliated company.

(c) Management and Software Licensing Fees

The Parent and CGMHI provide the Company with administrative, technology and support staff and fund other overhead, occupancy and operating costs, which include compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. As of December 31, 2013, Due to Parent and affiliates was reduced by $2,435,470 for these fees.

(d) Execution Costs

The Company receives trading rebates from and pays access fees to affiliates in the normal course of routing order flow. As of December 31, 2013, $1,551,755 of these rebates are included in Due from affiliates and Due to Parent and affiliates were lowered by $431,245 for these fees.

(e) Intercompany Note

In 2008, the Company entered into a promissory note agreement to borrow up to a maximum of $500,000,000 from Citigroup Financial Products, Inc. (CFPI), an affiliate. There was no borrowing against this loan in 2013.

(f) Shared Services

In the course of operations, certain expenses of the Company are paid for and reimbursed to affiliates. As of December 31, 2013, the amount related to these shared service expenses included in Due to Parent and affiliates in the statement of financial condition is $5,177,714 and Due from affiliates was $23,359.

(5) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2013, the Company had net capital of $86,575,556, which was $85,575,556 in excess of its required net capital of $1,000,000.

The Company has signed a proprietary accounts of introducing brokers (PAIB) agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(6) Financial Instruments with Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition, at fair values of the related securities as of December 31, 2013 and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013.

(Continued)

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short term proprietary trading strategies.

(7) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(b) Risks and Uncertainties

The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's market making activities, volatility in the securities markets, technological changes and events and clearing costs.

(c) Concentrations

The Company considers significant clients to be clients who account for 10% or more of principal transactions revenue. There were three clients that individually accounted for 21%, 18% and 10%, respectively, of the Company's principal transactions revenue.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2013 that would require recognition or disclosure in the statement of financial condition through February 26, 2014, which is the date the statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition as of December 31, 2013.